UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Security Capital U.S. Realty
   69, route d'Esch
   L-1470 Luxembourg
2. Issuer Name and Ticker or Trading Symbol
   CarrAmerica Realty Corporation
   CRE
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   1/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |1/31/ |P   | |1,478,570*        |A  |$28.25     |19,993,877         |I     |By Security                |
                           |97    |    | |                  |   |           |                   |      |Capital                    |
                           |      |    | |                  |   |           |                   |      |Holdings S.A.              |
                           |      |    | |                  |   |           |                   |      |(a wholly                  |
                           |      |    | |                  |   |           |                   |      |owned                      |
                           |      |    | |                  |   |           |                   |      |subsidiary)                |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
*On January 31, 1997, at the closing pursuant to a Subscription Agreement, dated as of January 31, 1997, by and among CarrAmerica Realty Corporation ("CarrAmerica"), Security Capital Holdings S.A. ("Holdings") and Security Capital U.S. Realty, Holdings purchased 1,478,570 shares of Common Stock of CarrAmerica for $28.25 per share directly from CarrAmerica concurrently with the closing of an underwritten public offering by CarrAmerica of 3,450,000 shares of Common Stock. The 1,478,570 shares acquired pursuant to the Subscription Agreement represent all of the shares to be acquired pursuant to the Subscription Agreement. The transactions reported on this Form 4 are more fully described in Amendment No. 6 to the Schedule 13D filed by Security Capital U.S. Realty and Security Capital Holdings S.A. on
February 3, 1997.

SIGNATURE OF REPORTING PERSON
/s/ Paul E. Szurek
Paul E. Szurek, Managing Director, on behalf of
Security Capital U.S. Realty

DATE
Feb. 3, 1997